SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

TCW Direct Lending VIII LLC
(Name of Issuer)

Common Limited Liability Company Units
(Title of Class of Securities)

1825265 (Issuer's CIK Number)
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Lockheed Martin Investment Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
500,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON*
CO, HC

1	NAMES OF REPORTING PERSONS

Lockheed Martin Corporation Master Retirement Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
500,000

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON*
EP

Item 1(a)	Name of Issuer:

The name of the issuer is TCW Direct Lending VIII LLC.

Item 1(b)	Address of Issuer's Principal Executive Offices:

The issuer's principal executive office is located at 200 Clarendon Street, 51st Floor, Boston, MA 02116.

Item 2(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by and on behalf of each of Lockheed Martin Investment Management Company ("LMIMCo") and Lockheed Martin Corporation Master Retirement Trust ("MRT" and together with LMIMCo, the "Reporting Persons"). MRT, an employee benefit plan trust governed by ERISA, is the owner of the Units set forth on the cover pages hereto. LMIMCo is the named fiduciary of MRT and may be deemed to beneficially own securities held by MRT.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2024, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is c/o Lockheed Martin Investment Management Company, 6801 Rockledge Drive, MP 150, Bethesda, MD 20817.

Item 2(c)	Citizenship:

LMIMCo is organized under the laws of the State of Delaware. MRT is established under the laws of the State of New York.

Item 2(d)	Title of Class of Securities:

Common Limited Liability Common Company Units

Item 2(e)	CUSIP No.:

N/A

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☒ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4	Ownership:

A.	Lockheed Martin Investment Management Company

	(a)	Amount beneficially owned: 500,000

	(b)	Percent of class: 4.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 500,000

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 500,000

B.	Lockheed Martin Corporation Master Retirement Trust

	(a)	Amount beneficially owned: 500,000

	(b)	Percent of class: 4.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 500,000

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 500,000

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

Lockheed Martin Corporation Master Retirement Trust

By:	Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 12, 2024

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 12, 2024

Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

Lockheed Martin Corporation Master Retirement Trust

By:	Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel